Exhibit 99.1

Gold Royalty Announces Record First Quarter 2026 Preliminary Results

Vancouver, British Columbia – April 27, 2026 – Gold Royalty Corp. (“Gold Royalty” or the “Company”) (NYSE American: GROY) is pleased to announce its preliminary results for the first quarter of 2026 and dates for the release of its results for the first quarter, related earnings call and upcoming capital markets day. All amounts are expressed in U.S. dollars, unless otherwise noted.

Preliminary First Quarter 2026 Results

In the first quarter of 2026, the Company achieved record Total Revenue, Land Agreement Proceeds and Interest* of $9.4 million and record revenue of $7.2 million. Total Revenue, Land Agreement Proceeds and Interest* equates to 1,920 gold equivalent ounces (“GEOs”)* in the first quarter, a 162% increase relative to the same period last year, and an increase of almost 80% from the previous quarter.

Gold Royalty maintains its 2026 full-year production guidance of 7,500 - 9,300 GEOs as released on March 18, 2026, with production more heavily weighted to the second half as DPM Metals’ Vareš mine production is expected to reach its full run rate of 850,000 tonnes per year in 2026 and as Fortitude Gold’s County Line mine ramps up after commencing operations in January.

David Garofalo, Chairman and CEO of Gold Royalty, commented: “2026 has started strongly for Gold Royalty. These new operating records reflect the success of our acquisition strategy, as recently acquired royalties on the Pedra Branca and Borborema mines contributed significantly to the quarterly result. We look forward to continued GEO growth as the year progresses.”

* Total Revenue, Land Agreement Proceeds and Interest and GEOs are non-IFRS financial measures. See “Non-IFRS Measures” below.

First Quarter 2026 Results and Webcast Details

Gold Royalty expects to release its financial and operating results for first quarter of 2026 after market close on Wednesday, May 6, 2026.

A conference call will be held at 11:00 a.m. ET (8:00 a.m. PT) on Thursday, May 7, 2026 to discuss these results. To participate, please use one of the following methods:

Webinar: Click Here

US and Canada (toll-free): 1-833-890-3060

International: 1-412-206-6408

The first quarter 2026 results presentation will be available on Gold Royalty’s website at www.goldroyalty.com and a replay of the event will be available following the presentation.

2026 Capital Markets Day

Gold Royalty will host its 2026 capital markets day on June 18, 2026 at 9:30 a.m. ET (6:30 a.m. PT). The event will be held in-person in Toronto and virtually. To register, please use the link below:

2026 capital markets day registration: Click Here

A replay of the event will be available following the presentation.

About Gold Royalty Corp.

Gold Royalty Corp. is a gold-focused royalty and streaming company offering creative financing solutions to the metals and mining industry. Its mission is to invest in high-quality, sustainable, and responsible mining operations to build a diversified portfolio of precious metals royalty and streaming interests that generate superior long-term returns for our shareholders. Gold Royalty’s diversified portfolio currently consists primarily of net smelter return royalties on gold properties located in the Americas.

Gold Royalty Corp. Contacts

Jackie Przybylowski

Vice President, Capital Markets

Telephone: (833) 396-3066

Email: info@goldroyalty.com

Notice to Investors

For further information regarding the properties underlying the Company’s royalties, stream and other interests, please refer to the disclosures of the operators thereof, including the news releases referenced herein and the other disclosures of such operators. Disclosure relating to properties in which Gold Royalty holds interests is based on information publicly disclosed by the owners or operators of such properties. The Company generally has limited or no access to the properties underlying its interests and is largely dependent on the disclosure of the operators of its interests and other publicly available information. The Company generally has limited or no ability to verify such information. Although the Company does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate.

Forward-Looking Statements:

Certain of the information contained in this news release constitutes “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws (collectively, “forward-looking statements”), including but not limited to statements regarding: expectations regarding the operations and/or development of the projects underlying the Company’s royalty interests;; and statements regarding the Company’s outlook for 2026. Such statements can be generally identified by the use of terms such as “may”, “will”, “expect”, “intend”, “believe”, “plans”, “anticipate” or similar terms. Forward-looking statements are based upon certain assumptions and other important factors, including assumptions of management regarding the accuracy of the disclosure of the operators of the projects underlying the Company’s projects, their ability to achieve disclosed plans and targets, macroeconomic conditions, commodity prices, and the Company’s ability to finance future growth and acquisitions. Forward-looking statements are subject to a number of risks, uncertainties and other factors which may cause the actual results to be materially different from those expressed or implied by such forward-looking statements including, among others, any inability to any inability of the operators of the properties underlying the Company’s royalty interests to execute proposed plans for such properties or to achieved planned development and production estimates and goals, risks related to the operators of the projects in which the Company holds interests, including the successful continuation of operations at such projects by those operators, risks related to exploration, development, permitting, infrastructure, operating or technical difficulties on any such projects, the influence of macroeconomic developments, the ability of the Company to carry out its growth plans and other factors set forth in the Company’s Annual Report on Form 20-F for the year ended December 31, 2025 and its other publicly filed documents under its profiles at www.sedarplus.ca and www.sec.gov. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.

Non-IFRS Measures

We have included, in this document, certain performance measures, including: (i) Total Revenue, Land Agreement Proceeds and Interest; and (ii) GEOs, which are each non-IFRS measures. The presentation of such non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.

Total Revenue, Land Agreement Proceeds and Interest

Total Revenue, Land Agreement Proceeds and Interest are determined by adding land agreement proceeds credited against other mineral interests and interests earned on gold-linked loan to total revenue. We have included this information as management believes certain investors use this information to evaluate our performance in comparison to other gold royalty companies in the precious metal mining industry.

The following is a reconciliation of Total Revenue, Land Agreement Proceeds and Interest to total revenue for the three months ended March 31, 2025 and 2026:

	For the three months ended March 31
	2026	2025
(in thousands of dollars)	($)	($)
Royalty	7,033	1,116
Streaming	973	484
Advance minimum royalty and pre-production royalty	346	1,078
Land agreement proceeds	508	573
Interest income credited against gold-linked loan	502	326
Total Revenue, Land Agreement Proceeds and Interest	9,362	3,577
Land agreement proceeds credited against other mineral interests	(20)	(113)
Interest income credited against gold-linked loan	(502)	(326)
One-time working capital adjustment related to the purchase of Pedra Branca Royalty	(1,000)	—
Equity accounted revenue from Borborema(1)	(662)	—
Revenue	7,178	3,138

Note:

(1) Represents our share of revenue in Borborema Royalty Limited Partnership, an entity that holds a NSR on the Borborema mine and is jointly controlled by the Company and Taurus.

GEOs

GEOs are determined by dividing Total Revenue, Land Agreement Proceeds and Interest by the average gold prices for the applicable period:

(in thousands of dollars, except Average Gold Price/oz and GEOs)	Average Gold Price/oz	Total Revenue, Land Agreement Proceeds and Interest	GEOs
For the three months ended March 31, 2025	2,865	3,577	1,249
For the three months ended March 31, 2026	4,875	9,362	1,920